United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-      .)

Vale announces shareholders remuneration and cancellation of treasury shares

Rio de Janeiro, September 16th, 2021 – Vale S.A ("Vale", "Company") informs that its Board of Directors approved the distribution of dividends to shareholders for the first half of 2021 of R$ 8.108316476 per share, that, merely as a reference, would be equivalent to US$ 1.54 per share¹. The amount distributed was calculated based on the June 30th, 2021 balance sheet and refers to the anticipation of the profits distribution related to the 2021 fiscal year.

The remuneration payment will take place on September 30th, 2021, and the shareholders will be entitled to the remuneration as follows:

1.  The record date for holders of Vale's shares traded on B3 will be on September 22nd, 2021, and for holders of American Depositary Receipts ("ADRs") traded on the New York Stock Exchange ("NYSE") will be on September 24th, 2021.

2.	Vale shares will start trading ex-dividend on the B3 and NYSE from September 23rd, 2021.

3.	The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of October 8th, 2021.

The dividends per share may vary slightly due to the share buyback program and the change in the number of outstanding shares. In this case, the Company will publish a new Notice to Shareholders informing the final amount per share.

Vale also informs that the Board of Directors has approved the cancellation of 152,016,372 common shares of the Company acquired in previous buyback programs and held in treasury, without reducing its capital stock. As a result of the cancellation, Vale's capital stock will be divided into 5,132,458,398 common shares and 12 special-class preferred shares, all without nominal value. Article 5 of Vale's Bylaws will be adjusted at the next General Shareholders' Meeting to reflect the new number of shares. The current share buyback program, approved on April 1st, 2021, remains in effect, subject to current legislation limits.

Luciano Siani Pires

Executive Officer of Investor Relations

¹ calculated using the exchange rate (PTAX venda) of R$/US$ 5.2594 on 09/16/2021

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2021	Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Head of Investor Relations